Form 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the year ended December 31, 2000
Commission File Number 1-5828
SAVINGS PLAN OF
CARPENTER TECHNOLOGY CORPORATION
(Full title of the plan)
CARPENTER TECHNOLOGY CORPORATION
(Name of issuer of the securities held
pursuant to the plan)
1047 N. Park Rd.
Wyomissing, Pennsylvania 19610-1339
(Address of principal executive
office of the issuer)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION (Name of Plan)
Date June 28, 2001	By	/s/ Terrence E. Geremski
Terrence E. Geremski Senior Vice President - Finance and Chief Financial Officer
Financial Statements and Exhibits
(a)	Financial Statements
The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)	Exhibits
(1) Consent of Independent Accountants
CARPENTER TECHNOLOGY CORPORATION SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS

FORM 11-K ANNUAL REPORT

Form 11-K Pages
Report of Independent Accountants	5
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	6
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2000 and 1999	7
Notes to Financial Statements	8-13
Supplemental Schedule:
Assets Held for Investment Purposes at End of Year	14
Consent of Independent Accountants	15
Report of Independent Accountants

To the Participants and Administrator of the Savings Plan of Carpenter Technology Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of Carpenter Technology Corporation
(the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United
States of America. These financial statements are the responsibility of the Plan's management;
our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment
Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the
Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the
Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

June 4, 2000

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS as of December 31, 2000 and 1999 (dollars in thousands)
ASSETS	2000	1999

Investments, at fair value	$ 304,264	$ 308,225

Receivables:
Investment income receivable	410	366
Miscellaneous receivables	42	35

Total receivables	452	401

Total assets	304,716	308,626

LIABILITIES

Accrued administration expenses	339	249
Loans payable	52	31

Total liabilities	391	280

Net assets available for benefits	$ 304,325	$ 308,346

The accompanying notes are an integral part of these financial statements.
SAVINGS PLAN OF
CARPENTER TECHNOLOGY CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the years ended December 31, 2000 and 1999
(dollars in thousands)
	2000	1999

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$ -	$ 18,540
Interest	5,404	5,538
Dividends	10,009	4,543

	15,413	28,621
Contributions:
Salary deferral	10,259	10,239
Participant	2,465	2,336
Rollover	448	194
Company basic	4,934	4,912

	18,106	17,681

Total additions	33,519	46,302

Deductions from net assets attributed to:
Net depreciation in fair value of investments	12,834	-
Benefits paid to participants	23,660	23,400
Administrative expenses	1,046	1,303

Total deductions	37,540	24,703

Net (decrease) increase	(4,021)	21,599

Net assets available for benefits:
Beginning of year	308,346	286,747

End of year	$ 304,325	$ 308,346

The accompanying notes are an integral part of these financial statements.
SAVINGS PLAN OF
CARPENTER TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following description of the Savings Plan of Carpenter Technology Corporation (the
"Plan)" provides only general information. A more comprehensive description of the Plan's provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation or any participating affiliate (collectively referred to as the "Company").
General:
The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic employees of Carpenter Technology Corporation and Carpenter Special Products
Corporation. It is subject to the provisions of the Employee Retirement Income Security
Act of 1974 (ERISA), as amended.
Contributions:
Each year, participants may contribute up to 17 percent of pretax annual compensation
(known as salary deferral contributions), and up to 17 percent of after-tax annual compensation (known as participant contributions), as defined in the Plan. The combined contributions cannot exceed 17 percent of total compensation. Participants may also contribute amounts representing distributions from other qualified defined contribution plans (known as rollovers). The Company contributes an amount equal to three percent of each employee's base pay (known as company basic contributions). Contributions are subject to certain limitations.

Participants may direct all contributions based on their personal investment goals. The
Plan currently offers five registered investment company funds, two collective trust funds, one interest bearing cash fund and the stock of the Company.

       Participant's Accounts:

Four accounts are maintained for each participant which are credited with contributions and Plan net earnings on funds invested within the respective accounts, as follows:

   -   Long-term savings account - credited with company basic and salary deferral contributions, both of which are participant directed;

   -   Thrift account - credited with participant contributions, which are participant directed;

   -   Profit Sharing Account - credited with Company contributions prior to 1988, which were non-participant directed. No further contributions may be made to this account, and participants cannot transfer amounts to other investment funds.

- Rollover Account - credited with rollover contributions, which are participant directed.
Vesting:
All contributions and Plan earnings thereon are 100 percent vested and nonforfeitable.

       Investment Funds:
The Plan maintains nine investment funds. Each participant may designate separately the investment fund or funds in which the Long-Term Savings Account, Thrift Account or
Rollover Account are to be invested. The Profit Sharing Account may be invested only in the Carpenter Technology Stock Fund.

       Participant Loans:

Loans are available from the long-term savings account to participants who are active employees of the Company. Participants are subject to certain restrictions on their number of loans, amount and terms of repayment. Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus one percent. Loan repayments are required monthly, and payment in full is required at the time of the participant's separation.

       Benefits Paid to Participants:

Benefits paid to participants include participant distributions and withdrawals. Participants are entitled to a lump sum distribution upon separation from service, occurrence of a permanent disability or after attainment of age 59-1/2. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000. The distribution of benefits to all separated participants must begin no later than the later of
December 31 of the year in which the participant retires or attains age 70-1/2. Upon attainment of age 59-1/2, participants may make withdrawals from any account without limitation. Prior to age 59-1/2, the following order applies: 1) Thrift, profit sharing and rollover accounts, balance available at any time. 2) Long-term savings account, subject to certain hardship restrictions. Benefits paid to participants are in cash, except that distribution of accounts which consist of investments in the Carpenter Technology Stock
Fund shall be made in shares of the Company's common stock or cash, at the participant's option.

Administrative Expenses:
All fees directly related to the Plan are paid by the Plan.

Plan Termination:
Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.

2.	Summary of Significant Accounting Policies:
	A.	The financial statements of the Plan are prepared under the accrual method of accounting.

B.	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C.	The investment in common stock of Carpenter Technology Corporation is stated at fair value based on the last reported sales price as quoted on the New York Stock
Exchange. The investment in the other trust funds are stated at their fair value, based on the current market values of the underlying assets of the funds, or as determined by the trustee. Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost.
Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.
D.	The net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.
	E.	Benefits are recorded when paid.
F.	Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments:
The following presents investments that represent 5 percent or more of the Plan's net assets. (Shares and dollars in thousands)

at December 31
			2000	1999
	Selection Fund for Employee Trusts of State Street Bank and Trust Company, 60,196 and 54,651 shares, respectively		$ 60,196	$ 54,651

	Carpenter Technology Stock Fund, 1,658 and 1,814 shares, respectively *		$ 58,040	$ 49,776

	BZW Barclay's Equity Index Fund, 886 and 975 shares, respectively		$ 32,707	$ 39,647

	Matrix Synthesis Fund for Employee Trusts of State Street Bank and Trust Company, 504 and 584 shares, respectively		$ 82,358	$ 108,955

	Putnam Vista Fund, 2005 shares		$ 26,101	n/a

*Includes non participant-directed total of $2,687 and $2,232 respectively.

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $12,834,000 and
	appreciated in value by $18,540,000, respectively, as follows:

		2000	1999
		(dollars in thousands)
	Registered investment companies	$ (23,820)	$ 18,484
	Common stock	14,468	(6,587)
	Collective trusts	(3,482)	6,643
		$ (12,834)	$ 18,540

4.	Nonparticipant-Directed Investments:

	Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

		at December 31
	Net Assets:	2000	1999
		(dollars in thousands)
	Carpenter Technology Corporation common stock	$ 2,687	$ 2,232

		Year ended December 31
	Changes in net assets:	2000	1999
		(dollars in thousands)
	Dividends	$ 103	$ 80
	Net appreciation (depreciation)	563	(550)
	Benefits paid to participants	(211)	(259)
		$ 455	$ (729)

5.	Tax Status:

The Internal Revenue Service has determined and informed the Company by letter dated
November 17, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

		Yr Ended	Yr Ended
		12/31/00	12/31/99
(in thousands)

	Net assets available for benefits per the financial statements	$ 304,325	$ 308,346

	Amounts allocated to withdrawing participants	(154)	(102)

	Net assets available for benefits per the Form 5500	$ 304,171	$ 308,244

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

		Yr Ended	Yr Ended
		12/31/00	12/31/99
(dollars in thousands)

	Benefits paid to participants per the financial statements	$ 23,660	$ 23,400
Add: Amounts allocated to withdrawing participants
	at current year end	154	102
Less: Amounts allocated to withdrawing participants
	at previous year end	(102)	(342)

	Benefits paid to participants per the Form 5500	$ 23,712	$ 23,160

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by State Street Bank and
Trust Company. State Street Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to approximately $490,000 and $540,000 for the years ended December 31, 2000 and 1999, respectively.

Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at End of Year Savings Plan of Carpenter Technology Corporation as of December 31, 2000

(A)	(B) Identity of issue, borrower, lessor or similar party	(C) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(E) Current Value
*	Selection Fund for Employee Trusts of State Street Bank and Trust Company	Common / Collective Trust	$ 60,196,125
*	Carpenter Technology Corporation Stock Fund	Corporate Stocks - Common	$ 58,040,430
	BZW Barclays Equity Index Fund	Collective Trust	$ 32,706,965
	Putnam Income Fund	Registered Investment Company	$ 600,087
	Putnam Vista Fund	Registered Investment Company	$ 26,101,245
	Euro-Pacific Growth Fund	Registered Investment Company	$ 8,669,205
	Participant Loans	Loans to Participants - interest rate range 6.74% to 11.5%; no loans due past 1/1/2011	$ 11,896,759
	American Balanced Fund	Registered Investment Company	$ 8,019,864
*	Matrix Synthesis Fund for Employee Trusts of State Street Bank and Trust Co.	Registered Investment Company	$ 82,358,412
*	Short-term Fund for Government Securities of State Street Bank and Trust Co.	Interest Bearing Cash	$ 6,120,494
*	State Street Bank and Trust Company Short Term Investment Fund	Interest Bearing Cash	$ 9,308,268
	Cash	Interest Bearing Cash	$ 245,828

* Party-in-Interest

CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the incorporation by reference in the Registration Statement on Form
S-8 (number 2-83780) of Carpenter Technology Corporation of our report dated June 4,
2001 relating to the financial statements of the Savings Plan of Carpenter Technology
Corporation, which appears in this Form 11-K.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP Philadelphia, PA June 28, 2001

Last Updated on 6/18/01
By U00954